UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     ) *

Gold Standard Ventures Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

380738104

(CUSIP Number)

February 9, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 380738104	Schedule 13G	Page 2 of 5

1	Names of Reporting Persons Goldcorp Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Ontario, Canada
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 18,171,500
	6	Shared Voting Power 0
	7	Sole Dispositive Power 18,171,500
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 18,171,500
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 9.2%
12	Type of Reporting Person (See Instructions) CO

CUSIP No. 380738104	Schedule 13G	Page 3 of 5

Item 1(a)	Name of Issuer:

Gold Standard Ventures Corp. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

Suite 610 – 815 West Hastings Street
Vancouver, B.C., Canada V6C 1B

Item 2(a)	Name of Person Filing:

Goldcorp Inc. (“Goldcorp”)

Item 2(b)	Address of Principal Business Office or, if none, Residence:

Suite 3400 - 666 Burrard St.
Vancouver, British Columbia V6C 2X8 Canada

Item 2(c)	Citizenship:

Ontario, Canada

Item 2(d)	Title of Class of Securities:

Common Stock (the “Common Stock”)

Item 2(e)	CUSIP Number:

380738104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

Goldcorp’s calculation of their percentage ownership of the Common Stock of the Issuer is based upon 197,866,470 shares of Common Stock issued and outstanding as of February 17, 2016, as disclosed by the Issuer to Goldcorp.

(a)	Amount beneficially owned:

18,171,500

(b)	Percent of class:

9.2%

(c)	Number of shares as to which the person has:

	(i) Sole power to vote or to direct the vote:	18,171,500

	(ii) Shared power to vote or to direct the vote	0

	(iii) Sole power to dispose or to direct the disposition of	18,171,500

	(iv) Shared power to dispose or to direct the disposition of	0

CUSIP No. 380738104	Schedule 13G	Page 4 of 5

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 380738104	Schedule 13G	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 19, 2016

Goldcorp Inc.

By:	/s/ Anna Tudela
Name:	Anna Tudela
Title:	VP, Diversity, Regulatory Affairs and Corporate Secretary